

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
Marc Urbach
President and Chief Financial Officer
YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

> **Re:** **You On Demand Holdings, Inc.**
> **Form 10-K**
> **Filed April 8, 2013**
> **Response dated December 27, 2014**
> **File No. 001-35561**

Dear Mr. Urbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Corporate Structure, page 8

1. We note your response to prior comment 1 from our letter dated December 20, 2013, including that at present your "only VIE is Beijing Sinotop…." However, your chart, depicting VIE agreements between Jinan Zhongkuan and WFOE Beijing China Broadband Network Technology Co., Ltd., appears to demonstrate that Jinan Zhongkuan is also a VIE. Please advise.

2. We note your response to prior comment 3 from our letter dated December 20, 2013 regarding the rights of minority shareholders in joint ventures. Revise your organizational chart to show Hua Cheng Hug Dong (Beijing) Film and Television Communication Co., Ltd, your joint venture partner 20% ownership of the JV Zhong Hai Video, 80% owned by Sinotop Beijing. Disclose the control person of this entity and

explain in footnotes any relationships, by marriage, familial, business, or otherwise, to you or your principals, as appropriate.

3. We note your response to comment 3 from our letter dated December 20, 2013 and reissue in part. Please revise the footnotes to your organizational chart to provide the name, signatories and date of effectiveness for all of your JV, VIE and Trust agreements. In addition, please explain the purpose and function of "YOD WFOE." Please list the agreements between YOD WFOE and Sinotop Beijing, including name, signatories and date of effectiveness. Please also provide the date and location of equity pledge agreement registrations, including date of effectiveness.

4. Label the entities in your organizational chart as WFOEs, JVs, or VIEs, as appropriate, as previously requested in comment 3 from our letter dated December 20, 2013.

5. We note your response to prior comment 3 from our letter dated December 20, 2013, with respect to risks with JVs. Please tell us the "certain significant corporate events" for which the consent of Hua Cheng Hu Dong would be required by Sinotop Beijing, your VIE.

6. Amend your organizational chart to clearly depict your VIE arrangements between Sinotop Group Limited and Sinotop Beijing, as discussed in your response to prior comment 6. The current depiction shows VIE agreements between YOD WFOE and Sinotop Beijing, not with Sinotop Group Limited.

7. We note your response to comment 6 from our letter dated December 20, 2013. Please revise your chart to identify Zhang Yan as the wife of Weicheng Liu, your Chief Executive Officer. Include this information in your related party disclosure as appropriate.

Report of Independent Registered Public Accounting Firm, page F-1

8. We note your response to comment 10 from our letter dated December 20, 2013. Please tell us when you plan to file an amended Form 10-K for the year ended December 31, 2012 with the revised accountant's report.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director